Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2013 and 2012

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the years ended December 31, 2013 and 2012 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.  This MD&A has taken into account information available up to and including March 18, 2014. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A are forward looking, and any statements elsewhere with respect to the cost or timeline of planned or expected development, production, or exploration are all forward-looking statements. As well, statements about future mining or milling capacity, future growth, future financial position, the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

FULL-YEAR AND FOURTH QUARTER 2013 (“Q4/13”) HIGHLIGHTS (1)

•                  Strong production growth

2013:     134,600 ounces, 57% higher than in 2012

Q4/13:   51,700 ounces, more than double the level in fourth quarter 2012 (“Q4/12”)

•                  Higher gold sales

2013:     135,550 ounces, 62% increase from 2012

Q4/13:   49,600 ounces, up 149% from Q4/12

•                  Improved cash operating costs(1)

2013:     US$766 per ounce sold, 23% lower than 2012

Q4/13:   US$609 per ounce sold, a 38% improvement from Q4/12

•                  Lower all-in sustaining costs(1)

2013:     US$1,139 per ounce sold, 37% improvement from 2012

Q4/13:   US$849 per ounce sold, 52% improvement from Q4/12

•                  Total production costs reflect higher volumes

2013:     $107.5 million versus $80.0 million in 2012

Q4/13:   $32.0 million compared to $19.8 million in Q4/12

•                  Net loss mainly reflects $225 million impairment charge in 2013

2013:     $233.5 million or $0.56 per common share including impairment charge; $8.5 million excluding impairment charge versus $15.4 million on same basis in 2012

Q4/13:   $225.7 million or $0.54 per common share including impairment charge; $0.7 million excluding impairment charge compared to $0.3 million on same basis in Q4/12

•                  Growth in earnings from mine operations (excluding impairment charge)

2013:     $25.0 million, 143% higher than the $10.3 million reported in 2012

Q4/13:   $11.7 million, more than triple the $3.3 million reported in Q4/12

•                  Investment levels in line with guidance

2013:     $90.4 million, in line with the Company’s guidance of $90 million

Q4/13:   $10.3 million, all sustaining capital investment

•                 Cash and bullion increases in Q4/13

2013:     Cash and bullion totaled $34.0 million at December 31, 2013

Q4/13:   Cash and bullion increased $18.8 million during Q4/13

•                  Mill expansion completed

2013:     Mill expansion completed in third quarter of 2013

Q4/13:   Averaged 3,500 tonnes per day by milling mine production and stockpiles

•                  $20 million of debt repayments, extended maturity of standby line of credit

2013:                Made approximately $20.0 million of debt repayments to Sprott Resource Lending Partnership (“Sprott”)

Q4/13:          Approximately $9.0 million of debt repayments made to Sprott and maturity of the standby line of credit (“Standby Line”) extended

(1)         The Company’s Highlights include measures such as cash operating cost per ounce sold and all-in sustaining cost (“AISC”) per ounce sold that are not prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), but which the Company believes provide useful information that can be used to evaluate the Company’s performance and ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Loss is set out at page 21 of this MD&A.

OUTLOOK

In 2014, the Company is targeting gold production of 160,000 — 180,000 ounces, with expected cash operating costs per ounce sold in the range of US$675 to US$775, all-in sustaining costs per ounce sold in the range of US$950 to US$1,050 and total production costs of $128 million. Mill throughput for the year is targeted to average 3,200 — 3,300 tonnes per day with average grades between 4.5 and 5.0 grams per tonne.

Based on the Company’s business plan for the year using a Canadian dollar gold price of $1,300 per ounce, the Company is well positioned to fund all cash and capital requirements and to increase its cash position during 2014. The Company is planning total debt repayments in 2014 of $20 — $25 million, approximately $15 million related to the Company’s gold-linked note (“Gold Note”) and $5 — $10 million to be paid on the Standby Line.

With the Company’s cash and bullion increasing as of the fourth quarter of 2013, the Company entered 2014 with a renewed commitment to exploration and to replenishing resources and reserves. A new drilling program was launched in January 2014 focused on high-potential targets at the Timmins West and Bell Creek mines in close proximity to existing resources and reserves.

IMPAIRMENT CHARGE

The Company recorded an impairment charge of $225.0 million as part of its full-year and fourth quarter 2013 results. The impairment charge represents a reduction in the estimated net carrying value of the Timmins cash generating unit (“CGU”), which comprises the Company’s Timmins West Mine and surrounding properties, Bell Creek Mine and surrounding properties and the Bell Creek Mill. Among the indicators triggering the impairment assessment was the fact that the carrying amount of the Company’s net assets materially exceeded its market capitalization.

Contributing to the reduction in the estimated carrying value of the Timmins CGU were lower short and long term gold price assumptions used in the determination of fair value. For purposes of the impairment assessment, the Canadian dollar gold price used was $1,391 (US$1,300) per ounce for 2014, which was increased to $1,430 (US$1,300) per ounce by 2017 followed by a longer-term price of $1,443 (US$1,300). On average, the Canadian dollar gold price used for the 2013 impairment assessment was $240 per ounce lower than the gold price assumptions used in 2012 for the years 2014 — 2016.

The reduction in the estimated carrying value of the Timmins CGU also reflected a decrease in resources and reserves. The Company has been in a depletion phase for the last two years with all drilling focused within existing resources, largely in support of production. As a result, no new ounces have been added to reserves and resources to replace production or to offset losses. Over the last year, a total of 140,000 contained ounces were mined from the Company’s Timmins West and Bell Creek mines. In addition, 190,000 ounces have been removed from the Timmins West Mine reserves reflecting a significant reduction in the assumed average gold price and the results of extensive definition drilling, which have indicated lower grades and changes in the interpretation of geology in some areas. The key effect of the lower grades is removal of certain low-grade sections from new resource and reserve models and more conservative projection of grades, especially near zone boundaries. When the Company files an updated 43-101 technical report for the Timmins West Mine (expected by March 31, 2014), its total reserves and resources are expected to support a five-year mine plan at current production rates. The updated Timmins West Mine 43-101 technical report assumes an weighted average gold price of $1,150 (approximately US$1,100) per ounce compared to $1,500 (approximately US$1,430) per ounce used for the previous reserve update.

KEY DEVELOPMENTS AND SENSITIVITIES

During the third quarter of 2013, the Company completed a capital investment program that had been conducted over a period of approximately four years, aimed at developing the Timmins West and Bell Creek underground mines and expanding the Bell Creek Mill to support a production rate of over 3,000 tonnes per day. The Company’s target production rate was achieved for the first time in September 2013, when production through the mill averaged 3,370 tonnes per day. During the fourth quarter 2013, the Company averaged 3,500 tonnes per day, exceeding target levels as a result of processing both mine production and ore from stockpiles established during the mill commissioning period. Production during the fourth quarter totaled 51,700 ounces. At the same time that production increased, unit operating costs improved and capital requirements declined. As a result, the Company generated significant cash flow from operations during the fourth quarter, which contributed to an $18.8 million increase in cash and bullion from $15.2 million at September 30, 2013 to approximately $34.0 million at December 31, 2013.

The Company’s average selling price of gold in 2013 was US$1,377 per ounce, a reduction of US$289 per ounce from 2012. Given that approximately 98% of the Company’s costs are in Canadian dollars, and all of the Company’s debt is Canadian-dollar denominated, the gold price of greatest significance to the Company is the Canadian dollar gold price. The average Canadian dollar gold price in 2013 was $1,422 per ounce based on an average C$/US$ exchange rate of $0.97 compared to $1,668 per ounce sold based on an average exchange rate of $1.00 in 2012. The negative impact of the lower average gold price on the Company’s cash flows was more than offset by higher production volumes and lower unit operating costs.

As of March 18, 2014, the average Canadian dollar gold price for the year to date was $1,419 per ounce compared to the Company’s budgeted price for the year of $1,300 per ounce. In 2014, every $100 per ounce change in the average Canadian dollar selling price of gold has an estimated impact on the Company’s earnings of approximately $16 — $18 million.

On December 16, 2013, the Company announced the signing of a Modification Agreement with Sprott for the primary purpose of extending the maturity of the Standby Line. Under terms of the Modification Agreement, the Standby Line will be repaid through 18 equal monthly payments of outstanding principal plus accrued interest starting on June 30, 2015 with the final monthly payment due on November 30, 2016. Previously, the Standby Line was due in full on January 1, 2015. A number of other revisions were made involving the Standby Line and the Gold Note, also with Sprott. A review of the key revisions is provided in the Financial Condition, Liquidity and Capital Resources section of this MD&A on page 18.

COMPANY OVERVIEW

Lake Shore Gold is a gold producing company with three multi-million ounce gold complexes located in the Timmins Gold Camp of Northern Ontario.

The Timmins West Complex is located 18 kilometres west of Timmins and hosts the Timmins West Mine, an underground mining operation that produces ore using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal longhole mining at Timmins Deposit and Thunder Creek Deposit Rusk Zone, and transverse longhole mining at the Thunder Creek Porphyry Zone with a primary/secondary stoping sequence. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), loaded onto trucks and hauled to the main shaft rockbreaker station prior to skipping to surface. During 2013, the mine produced at an average rate of just over 2,000 tonnes per day of ore and is expected to increase to an average of approximately 2,500 tonnes per day of ore in 2014.

On the east side of Timmins, the Bell Creek Complex hosts the Company’s newly-expanded milling facility as well as the Bell Creek Mine. The Bell Creek Mine is an underground mine that produces ore using a five metre wide by five metre high surface ramp. Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface. During 2013, Bell Creek Mine averaged 560 tonnes per day of ore production, with increased output targeted for over 700 tonnes per day in 2014.

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The mill, which processes ore from both the Timmins West and Bell Creek mines, has consistently achieved metallurgical recoveries of at least 95%. In late 2011, the Company commenced a 50% expansion of its milling facility, from a processing rate of

2,000 tonnes per day to 3,000 tonnes per day. Phase 1 of the expansion, which increased the mill’s capacity to 2,500 tonnes per day, was completed at the end of 2012.  Phase 2 of the expansion, to a production rate exceeding 3,000 tonnes per day, was completed during the third quarter of 2013.

In addition to its existing operations, the Company has significant exploration potential. At the Timmins West Complex, both the Timmins and Thunder Creek deposits at Timmins West Mine are open for expansion. At the Gold River Trend project, located 3 kilometres south of Timmins West Mine, resources exceeding a million ounces have been identified with significant opportunity for growth. The 144 property covers a four kilometre trend to the southwest of Thunder Creek. Encouraging drill results have already been reported at 144 with there being considerable potential for new discoveries.  At Bell Creek Complex, resources have been established in a deep zone (the “Labine Zone”) at Bell Creek Mine, the development of which has the potential to significantly grow the size of the mining operation. The complex also hosts exploration projects with existing resources, including Vogel and Marlhill, as well as other exploration properties.

The Company’s third gold complex is the Fenn-Gib project, located approximately 60 kilometres east of Bell Creek. Fenn-Gib is an advanced stage exploration project, which hosts a large, near-surface, potential open-pitable resource and has excellent potential for further growth.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

KEY PERFORMANCE INDICATORS

	Quarter ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Tonnes milled	321,800	181,600	952,700	719,300
Grade	5.2	4.2	4.6	3.9
Average mill recoveries	96.3%	96.0%	95.8%	96.3%
Ounces recovered	51,700	23,700	134,600	85,800
Ounces poured	51,400	24,000	129,600	85,200
Ounces sold	49,600	19,900	135,550	83,800
Average price (US$/oz)	$1,261	$1,705	$1,377	$1,666
Average price ($/oz)	$1,328	$1,705	$1,422	$1,668
Revenue	$65,814	$33,976	$192,647	$133,012
Cash operating costs (2,3)	$(31,725)	$(19,659)	$(106,961)	$(79,295)
Cash earnings from mine operations (2)	$34,089	$14,317	$85,686	$53,717
Adjusted earnings from mine operations (4)	$11,740	$3,306	$24,951	$10,334
Impairment charge	(225,000)	(231,000)	(225,000)	(231,000)
Loss from mine operations	$(213,260)	$(227,694)	$(200,049)	$(220,666)
Net loss	$(225,693)	$(302,226)	$(233,469)	$(317,932)
Cash and Cash equivalent	$33,120	$48,715	$33,120	$48,715

(2)         The Company’s Key Performance Indicators include measures such as cash operating cost and cash earnings from mine operations that are not prepared in accordance with GAAP, but which the Company believes provide useful information that can be used to evaluate the Company’s operational performance and ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Loss is set out at page 21 of this MD&A.

(3)         Cash operating costs for the fourth quarter and year ended December 31, 2013, include royalty expenditures of $1.5 million and $4.4 million, respectively (same periods in 2012 $0.7 million and $2.3 million respectively)

(4)         Adjusted earnings from operations equal loss from mine operations as disclosed on the statement of comprehensive loss net of impairment charge.

57% production growth in 2013

Production increased to 134,600 ounces of gold in 2013, reflecting higher mill throughput and improved grades. Production for the year achieved the top end of the Company’s guidance of 120,000 — 135,000 ounces. A 32% increase in mill throughput was due to the completion of the Company’s mill expansion, with throughput increasing in two stages from 2,000 tonnes per day to a capacity of 2,500 tonnes per day at the end of 2012 and then increasing again to an average throughput rate of over 3,000 tonnes per day starting in September 2013. The average grade of 4.6 grams per tonne was 18% higher than in 2012 and reflected quarter over quarter grade improvements throughout 2013. Improved grades largely resulted from completing significant definition drilling and mine development over a two-year period to provide better information and greater production flexibility, as well as from completion of key infrastructure.

Production in the fourth quarter of 2013 was a record 51,700 ounces, more than double the level of production during the fourth quarter 2012 and 68% higher than the previous record for quarterly production established in the second quarter of 2013. Average mill throughput during the fourth quarter of 2013 was 3,500 tonnes per day as the Company processed both mine production and ore from stockpiles established during commissioning of the mill expansion in the third quarter of 2013. Grades for the quarter averaged 5.2 grams per tonne, largely reflecting mine sequencing.

Increased gold sales drive revenues higher

Gold sales in 2013 totaled 135,550 ounces, an increase of 62% from 2012 reflecting higher production levels. Strong growth in volumes more than offset the impact of a 15% reduction in the average Canadian dollar gold price for the year to $1,422 (US$1,377) per ounce compared to $1,668 (US$1,666) per ounce in 2012 leading to a 45% increase in revenues to $192.6 million in 2013 versus $133.0 million in 2012.

Gold sales during the fourth quarter of 2013 totaled 49,600 ounces, a 150% improvement from the 19,900 ounces sold during the fourth quarter of 2012. The selling price of gold during the fourth quarter of 2013 averaged $1,328 (US$1,261) per ounce, a reduction of 22% from $1,705 (US$1,705) per ounce for the same period in 2012. Higher volumes more than offset the impact of lower gold prices, resulting in a 94% increase in revenues to $65.8 million for the fourth quarter of 2013 from $34.0 million in the fourth quarter of 2012.

Sharply lower unit operating costs partially offset impact of reduced gold prices on margins

Total production costs of $107.5 million in 2013 were $27.5 million higher than in 2012 as a result of increased production volumes. On a unit cost basis, cash operating costs improved by US$229 per ounce sold or 23% from the prior year to US$766 per ounce sold, better than the Company’s target range of US$800 to US$875. The Company’s improved unit cost performance in 2013 reflected a number of factors, including higher throughput levels, increased grades, benefits related to the completion of infrastructure and greater efficiency in key areas such as the use of contractors, shift scheduling and improvements to management, procurement and accounting systems.  All-in sustaining costs averaged US$1,139 per ounce sold in 2013, a 37% improvement from 2012.

The Company’s unit cost performance improved each quarter during 2013, with cash operating costs improving to US$609 per ounce sold during the fourth quarter, a US$381 per ounce sold or 38% improvement from the fourth quarter of 2012. AISC during the fourth quarter 2013 averaged US$846 per ounce sold, 51% lower than the level recorded for the same period a year earlier.

Strong growth in cash earnings from mine operations

The Company generated cash earnings from mine operations in 2013 of $85.7 million, an increase of 60% from the $53.7 million reported in 2012. The significant increase in cash earnings from mine operations largely reflected the 62% increase in gold sales and the impact of improved unit cash operating costs. These factors more than offset the unfavourable impact of a 15% reduction in the average realized Canadian dollar gold price ($1,422 per ounce in 2013 versus $1,668 per ounce in 2012).

For the fourth quarter of 2013, cash earnings from mine operations totaled $34.1 million, an increase of 138% from $14.3 million in the same period in 2012. Growth of 150% in sales volumes and improved unit operating costs more than offset a 22% reduction in the average realized Canadian dollar gold price ($1,328 per ounce in the fourth quarter of 2013 compared to $1,705 per ounce a year earlier) in accounting for the increase from a year ago.

Net loss of $0.7 million reported in fourth quarter 2013, excluding impairment charge

Net loss in 2013 totaled $233.5 million compared to $317.9 million in 2012. Net loss in 2013 included a fourth-quarter impairment charge of $225.0 million compared to a fourth-quarter impairment charge of $302.5 million in 2012. For more information about the impairment charge in 2013 see “Impairment Charge” on page 2 of this MD&A.  Excluding the impairment charges, net loss in 2013 totaled $8.5 million compared to a net loss of $15.4 million in 2012. The improvement from a year earlier mainly reflected a 2.5 times increase in earnings from mine operations in 2013 (excluding impairment charges) due mainly to higher production levels and improved unit operating costs. Higher earnings in 2013 were also impacted by the unrealized and realized gain from the mark to market of certain embedded derivatives on the Company’s long term debt (2012 — net unrealized loss). Offsetting higher earnings from mine operations were the impact of increased finance expense, as well as a number of non-cash items, including translation and other losses related to the sale of the Company’s Mexican subsidiary.

Excluding impairment charges, the Company reported net loss of $0.7 million in the fourth quarter of 2013 compared to net earnings of $0.3 million for the same period in 2012. Earnings from operations in the fourth quarter of 2013, net of impairment charges, totaled $25.0 million, a 143% increase from $10.3 million for the same period in 2012. The net loss for the quarter, net of impairment charge, resulted from increased finance expenses (due to higher debt levels in the fourth quarter of 2013 and the fact that no finance costs were capitalized following the commissioning of the mill expansion during the third quarter of 2013), a deferred tax recovery recorded in the fourth quarter of 2012 (none in 2013) and an unrealized gain from the mark to market of the embedded derivatives in the fourth quarter of 2012 (unrealized loss in the fourth quarter of 2013).

2013 investment in mining interests in line with Company guidance

During 2013, the Company invested a total of $90.4 million, in line with its guidance for the year and a reduction of 47% from the $169.8 million invested in 2012. Lower levels of investment in 2013 reflected progress achieved with the Company’s growth program, designed to develop and construct the Company’s mining and milling operations to a production rate of over 3,000 tonnes per day. This program was largely completed as of the third quarter of the year. Of the $90.4 million invested in 2013, $38.9 million was sustaining capital and $51.5 million was growth capital.

Included in the $90.4 million invested in 2013 was $44.0 million invested at Timmins West Mine, $14.0 million at the Bell Creek Mine and $32.2 million related to the Company’s mill expansion and other mill infrastructure related costs. Approximately $42.3 million of the capital investment at the Company’s two mines related to capital development, $2.6 million was for new equipment, $7.8 million was for various projects, including the new paste-fill plant at Timmins West Mine, with the remainder largely related to mine geology.

The Company’s investment in mining interests during the fourth quarter of 2013 totaled $10.3 million, mainly in sustaining capital.

Cash and Bullion of $34.0 million at December 31, 2013

Cash and bullion at December 31, 2013 totaled $34.0 million ($33.1 million of cash and cash equivalents and $0.9 million of bullion inventory, valued at market prices) compared to $61.0 million at December 31, 2012 ($48.7 million of cash and cash equivalents and the remainder in bullion inventory). Cash flow from operating activities totaled $70.6 million in 2013, a 136% increase from 2012. Financing activities contributed $13.6 million of cash as the full drawdown of the Company’s $35 million Standby Line and proceeds of $7.3 million for the sale and lease back of mobile equipment were only partially offset by cash used for debt repayments and payments on lease obligations. Investing activities accounted for a use of $99.7 million of cash during 2013 (including $9.3 million of movements in working capital) all related to investment in mining interests during the year.

During the fourth quarter of 2013, the Company’s cash and bullion increased by $18.8 million from $15.2 million ($14.7 million of cash and cash equivalents and $0.5 million of bullion inventory) at September 30, 2013. Cash flow from operating activities totaled $34.3 million compared to $4.2 million in the fourth quarter of 2012. The $34.3 million of net cash flow from operating activities was only partially offset by cash used for investing and financing activities. The increase in cash flow from operating activities compared to the prior year’s fourth quarter mainly reflected a 150% growth in gold sales and a 39% improvement in AISC, which more than offset the impact of a lower average gold price. A $25.8 million reduction in cash used for investing activities mainly reflected a 72% decrease in investment in mining interests in the fourth quarter of 2013 versus a year earlier, while cash used for financing activities increased by $1.2 million.

REVIEW OF OPERATIONS

Bell Creek Mill

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The milling facility is located approximately 20 kilometres east of the city of Timmins and, along with the Bell Creek Mine, was acquired in December 2007. The mill, which processes ore from both the Timmins West and Bell Creek mines, has consistently achieved metallurgical recoveries of at least 95%. In late 2011, the Company commenced a 50% expansion of its milling facility, from a processing capacity of 2,000 tonnes per day to 3,000 tonnes per day. Phase 1 of the expansion, which increased the mill’s capacity to 2,500 tonnes per day, was completed at the end of 2012.  Phase 2 of the expansion, to a capacity of 3,000 tonnes per day, was completed during the third quarter of 2013. In 2013 the Company invested $32.2 million at the Bell Creek Mill, mainly related to Phase 2 of the mill expansion and other mill infrastructure.

During 2013, a total of 952,700 tonnes of ore was processed at the Bell Creek Mill, an increase of 32% from 2012 reflecting higher capacity levels throughout 2013 given the completion of Phase 1 of the Company’s mill expansion (adding 500 tonnes per day of capacity) as of the end of 2012 and the completion of Phase 2 of the expansion to 3,000 tonnes per day during the third quarter of 2013. A total of 134,600 ounces were recovered in 2013 at an average grade of 4.6 grams per tonne compared to 85,800 ounces at an average grade of 3.9 grams per tonne in 2012. The Company poured 129,600 ounces of gold in 2013, a 52% increase from the 85,200 ounces poured in 2012.

For the fourth quarter of 2013, the first full quarter following completion of the Company’s mill expansion, a total of 321,800 tonnes was processed at an average grade of 5.2 grams per tonne for a total of 51,700 ounces recovered. Mill throughput during the quarter averaged 3,500 tonnes per day, higher than target levels as the Company processed both mine production and ore from stockpiles established during commissioning of the mill expansion. Production during the fourth quarter of 2012 included 181,600 tonnes at an average grade of 4.2 grams per tonne for a total of 23,700 ounces recovered. A total of 51,400 ounces were poured during the fourth quarter of 2013, more than double the ounces poured in the same quarter a year earlier.

Timmins West Mine

The Timmins West Mine is an underground mine located approximately 18 kilometres west of Timmins, Ontario at the junction of highways 101 and 144. The mine was established effective January 1, 2012, through the combination of the Timmins Deposit and adjacent Thunder Creek Deposit into a single, fully integrated mining operation given their close proximity and use of the same infrastructure. As of January 1, 2012, both deposits, which are approximately 800 metres apart and are connected by two ramps, are in commercial production.

In March 2012, Franco-Nevada Corporation paid the Company $35.0 million for a 2.25% NSR royalty on the sale of minerals from the Company’s Timmins West Complex, including Timmins West Mine. In addition, there are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these royalties, a 1% NSR royalty related to Thunder Creek, involves areas of known mineralization.

A total of 107,100 ounces of gold was produced at Timmins West Mine in 2013 from processing 747,500 tonnes at an average grade of 4.6 grams per tonne. Production for the year was 67% higher than the 64,200 ounces (536,900 tonnes at an average grade of 3.8 grams per tonne) produced in 2012. Production during 2013 was primarily from stopes in the Rusk and Porphyry zones between the 660 and 765 levels at Thunder Creek and in the UM and Footwall zones between the 670 and 790 levels at Timmins Deposit.

During the fourth quarter of 2013, a total of 41,600 ounces was produced from processing 259,800 tonnes at an average grade of 5.2 grams per tonne. Production during the year’s fourth quarter compared to production of 19,000 ounces (140,500 tonnes at an average grade of 4.4 grams per tonne) during the fourth quarter of 2012. The increase from the prior year’s fourth quarter reflected higher volumes, as both the Company’s mining and milling infrastructure supported increased levels of production, and increased grades. Production during the fourth quarter of 2013 was mainly from stopes in the Rusk and Porphyry zones between the 695 and 765 levels at Thunder Creek and in the UM and Footwall zones between the 770 and 790 levels at Timmins Deposit.

During 2013, the Company invested $44.0 million at the Timmins West Mine, including ramp, infrastructure and level development expenditures.

Among the work completed at the Timmins West Mine in 2013 were 10,700 metres of mine capital and operating development. At Timmins Deposit, the ramp was advanced below the 850 Level with level development advancing on the 750, 770, 790, 810, 830 and 850 levels. The ramp in the lower mine at Thunder Creek was advanced upwards to the 590 Level and down to the 765 Level with level development focused mainly on the 590, 765, 730, 695, 660 and 625 levels. Other components of the Company’s 2013 capital program at Timmins West Mine included establishment of an underground paste fill distribution system, completion of a diamond drill drift on the 790 Level of Timmins Deposit, commissioning of a ventilation system from the 730 to 870 levels at Timmins Deposit and completion of a waste pass at Thunder Creek from 730 Level to surface.

A total of 64,000 metres of in-mine drilling was completed in 2013. Drilling during the year was focused between the 790 and 830 levels at the Timmins Deposit and between the 660 and 765 levels at Thunder Creek. Drilling at the Timmins Deposit was completed mainly with two drill rigs and targeted the downward extension of the UM5 and FW zones between the 790 and 830 levels which contain key mining blocks for the second half of 2013 and beyond. Drilling at Thunder Creek was completed with two drill rigs and targeted new stoping blocks in the Porphyry and Rusk zones near the 765 and 660 levels.

Bell Creek Mine

The Bell Creek Mine is an underground mine located approximately 20 kilometres northeast of Timmins Ontario close to Goldcorp Inc.’s (“Goldcorp”) Hoyle Pond Mine. The Bell Creek Mine was operated by a number of owners from 1987 to 1994, producing a total of 113,000 ounces of gold (576,000 tons at an average grade of 5.6 grams per tonne). Lake Shore Gold acquired the Bell Creek Mine, and the Bell Creek Mill, in December 2007.

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings. Effective

January 1, 2012, the Bell Creek Mine was put into commercial production. Ounces produced at Bell Creek Mine are subject to a 2% NSR royalty payable to Goldcorp, subject to the recovery by the Company of $6 million related to Goldcorp’s share of the purchase price of a prior royalty on the mine that will be offset against royalty payments payable to Goldcorp. During 2013, the Company incurred $0.7 million in royalty expenses that were offset against the $6.0 million owed by Goldcorp, bringing the total royalty expense applied against the Goldcorp payment to $1.4 million as of December 31, 2013.

During the year ended December 31, 2013, a total of 27,500 ounces of gold was produced from Bell Creek Mine (205,200 tonnes at an average grade of 4.4 grams per tonne), which compared to production of 21,600 ounces (182,350 tonnes at an average grade of 3.9 grams per tonne) in 2012. Production in 2013 was primarily in the North A Deep and Hanging Wall zones between the 505 and 625 levels with sill development to the 685 Level.

Production in the fourth quarter of 2013 totaled 10,100 ounces (62,000 tonnes at an average grade of 5.3 grams per tonne) compared to 4,713 ounces (41,084 tonnes at an average grade of 3.9 grams per tonne) in 2012. The significant growth in production resulted from a 51% increase in tonnes and a 36% improvement in grade.

In 2013 the Company invested $14.0 million at Bell Creek Mine. During the year, 6,320 metres of capital and operating development were completed, including advancing the ramp from surface to the 715 Level and advancing level development mainly on the 625, 640, 655, 670 and 685 levels. A total of 7,860 metres of in-mine drilling was completed at the Bell Creek Mine during 2013.

FINANCIAL REVIEW

The table below highlights the results of operations for the three months and years ended December 31, 2013 and 2012:

	Quarter ended December 31,		Year ended December 31,
(in $’000, except the per share amounts)	2013	2012	2013	2012

Revenue	$65,814	$33,976	$192,647	$133,012
Cash operating costs*	(31,725)	(19,659)	(106,961)	(79,295)
Cash earnings from operations*	$34,089	$14,317	$85,686	$53,717
Depreciation and depletion	(22,122)	(10,854)	(60,205)	(42,641)
Share based payments in production costs	(227)	(157)	(530)	(742)
Impairment Charge	(225,000)	(231,000)	(225,000)	(231,000)
Loss from mine operations	$(213,260)	$(227,694)	$(200,049)	$(220,666)
General and administrative**	(3,256)	(1,653)	(10,573)	(8,613)
Exploration**	(262)	(1,201)	(1,203)	(3,587)
Share of loss of investments in associates	(871)	(395)	(1,833)	(2,738)
Write down of investment in associates	(302)	(1,572)	(3,874)	(7,529)
Share based payments in expenses**	(626)	(748)	(2,092)	(3,036)
Loss from operations and associates	$(218,577)	$(233,263)	$(219,624)	$(246,169)
Other (loss) income, net	(1,830)	2,605	5,133	(518)
Finance expense, net	(5,286)	(2,778)	(14,676)	(2,738)
Loss before taxes	$(225,693)	$(233,436)	$(229,167)	$(249,425)
Deferred mining tax recovery	—	2,710	—	3,029
Loss from continuing operations	$(225,693)	$(230,726)	(229,167)	$(246,396)
Loss from discontinued operations	—	(71,500)	(4,302)	(71,543)
Net loss	$(225,693)	$(302,226)	$(233,469)	$(317,932)
Net loss per share
Loss per share from continuing operations	$(0.54)	$(0.56)	$(0.55)	$(0.60)
Loss per share	$(0.54)	$(0.73)	$(0.56)	$(0.77)

* Non-GAAP measure. See “Non-GAAP measures” on page 21 of this MD&A

**General and administrative and exploration expenses differ from the balances on the consolidated statement of comprehensive loss by the share based payments in expenses.

Summary

Cash earnings from operations were $85.7 million and $34.1 million, respectively, for the year and three months ended December 31, 2013 compared to $53.7 million and $14.3 million, respectively, for the same periods in 2012. The significant improvement in cash earnings from mine operations in the fourth quarter of 2013, as compared to the same period a year earlier reflected a 58% increase in sales volumes and lower unit cash operating costs. These factors more than offset the unfavourable impact of a 15% reduction in the average Canadian dollar gold price ($1,328 per ounce in the fourth quarter of 2013 versus $1,705 per ounce for the same period in 2012).

Net loss for the year and three months ended December 31, 2013 totaled $233.5 million and $225.7 million, respectively (or $0.56 and $0.54, respectively, per share). Net loss for the same periods in 2012 totaled $317.9 million and $302.2 million, respectively (or $0.77 and $0.73 and, respectively, per share). Net loss for both years and quarters were primarily impacted by non-cash impairment charges.

Discontinued Operations

For the year ended December 31, 2013, the Company recorded a loss from discontinued operations of $4.3 million, which related to the sale of the shares of the Company’s Mexico subsidiary (please refer below for more details), mainly representing the translation losses accumulated in reserves which were transferred to profit and loss upon the sale.

On May 8, 2013, the Company sold to Revolution Resources Corp. (“Revolution”) all of the shares of its Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) in exchange for 20 million common shares of Revolution (received on May 8, 2013 when the sale closed), 2% to 3.5% Net Smelter Return royalties (“NSR”) on the various properties of the Mexico portfolio (subject to rights of Revolution to repurchase a portion of the NSR), and $5.0 million in cash or common shares of Revolution on or before December 31, 2017 contingent on certain conditions being met (to a maximum of an additional 25 million common shares of Revolution). Upon closing of the sale, the amended option agreement entered into by the Company and Revolution on July 26, 2012 was terminated.

The newly received shares increased the Company’s ownership in Revolution from approximately 7% to approximately 23%, making Revolution an associate (ownership over 20% and the right of board representation gives the Company significant influence on Revolution) while previously considered an available for sale investment. During the second quarter of 2013, the Company recorded in other income (loss) a $1.7 million loss related to the deemed disposition of the available for sale investment in Revolution (transfer of accumulated mark to market losses of Revolution from reserves to profit and loss).

Revenue

	Quarter ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Revenues
Commercial gold sales (ounces)	49,600	19,900	135,550	79,750
Realized gold price - all sales ($’s)	$1,328	$1,705	$1,422	$1,668
Revenue ($’000)	$65,814	$33,976	$192,647	$133,012
Add gold sales capitalised in mining interests	$—	$—	$—	$6,706
Total gold sale proceeds ($’000)	$65,814	$33,976	$192,647	$139,718
Total gold sales (ounces)	49,600	19,900	135,550	83,800

Revenues for the year and three months ended December 31, 2013 of $192.6 million and $65.8 million, respectively, are 45% and 94% higher than in same periods in 2012. The increased revenues reflect higher commercial ounces sold which more than offset lower price realized.

Cash operating costs

Cash operating costs totaled $107.0 million in 2013, which represented US$766 per ounce sold. By comparison, cash operating costs in 2012 totaled $79.3 million which equated to US$966 per ounce sold.

Cash operating costs in the fourth quarter of 2013 totaled $31.7 million, which represented US$609 per ounce sold; cash operating costs in the fourth quarter of 2012 totaled $19.7 million, which equated to US$996 per ounce.

Depreciation and depletion

Depreciation and depletion increased by $17.6 million and $11.3 million respectively, for the year and fourth quarter 2013 compared to same periods in 2012. Both increases were due to higher sales volumes. On a per ounce sold basis, depletion and depreciation were $444 and $446 per ounce, respectively, in the year and fourth quarter of 2013, a reduction of 13% and 18%, respectively, from the comparable periods in 2012. The reduction in per unit depletion and depreciation costs from 2012 in both periods was mainly due to the lower carrying value of mining interests in 2013 after the impairment charge recorded at the end of 2012.

Share-based payments in production costs

Share-based payments in production costs for 2013 were comparable to the same periods in 2012.

Other income (loss) and expense items

General and administrative expenses for the year and fourth quarter 2013 increased by $2.0 million and $1.6 million, respectively, compared to the same periods in 2012, reflecting higher bonuses for 2013 as the Company met and exceeded certain targets for the year, as well as certain restructuring expenses incurred in 2013 as the Company reduced its work force as part of its cost reduction initiatives.

Exploration expenses, which include green field exploration expenditures, in the year and fourth quarter 2013 decreased by $2.4 million and $0.9 million, respectively, compared to the same periods in 2012 reflecting the Company’s focus on operations and development activities in 2013.

Share based payments in expenses for the year 2013 were $0.9 million lower than in 2012 due to lower fair value of options granted in previous years vesting in 2013; share based payments in expenses for the fourth quarter of 2013 are comparable to same period in 2012.

Share of loss of investments in associates represents the Company’s proportionate share of the losses relating to its equity investments for the periods.

In 2013, the Company wrote down its investment in associates to their market value, for a total write down of $3.9 million (2012 - $7.2 million) of which $0.3 million (2012 - $1.6 million) was recorded in the fourth quarter as the decline in market value was considered significant or prolonged.

Other income (loss) for the year and fourth quarter ended December 31, 2013 and 2012 is as follows in ($’000s):

	Quarter ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Unrealized and realized (loss) gain on embedded derivatives	$(245)	$2,805	$8,171	$(2,247)
Loss on deemed disposition of available for sale investment	—	—	(1,681)	—
Loss on sale leaseback transaction	(682)	—	(682)	—
Unrealized and realized foreign exchange (loss) gain, net	(555)	(287)	(489)	771
Gain on settlement of debt	—	—	—	546
Gain on sale of available for sale investments	—	134	—	718
Other loss, net	(348)	(47)	(186)	(306)
Other (loss) income, net	$(1,830)	$2,605	$5,133	$(518)

The unrealized and realized (loss) gain on the embedded derivatives represents the (loss) gain from the mark to market of the embedded derivatives on the Gold Note as a result of movements in gold prices.

Loss on deemed disposition of available for sale investment of $1.7 million in 2013 relates to the deemed disposition of the investment in Revolution Resources Corp.

Loss on sale leaseback transaction represents the loss on the transaction with Macquarie Technology Services (Canada) Ltd. (“Macquarie”) the Company entered into in the fourth quarter of 2013 (for more details refer to the section of this MDA under the heading “Financial Condition, Liquidity and Capital Resources”).

Unrealized and realized foreign exchange gain (loss) for the year and fourth quarter 2013 includes unrealized gain from the mark to market of the embedded derivative on the Gold Note and reflects movements in the C$/US$ exchange rate during the periods.

Gain on settlement of debt of $0.5 million in 2012 relates to the repayment by the Company of the UniCredit Bank AG revolving credit facility on September 7, 2012.

Gain on disposal of mining interest for 2013 represents the gain from the sale of a non-core exploration property for $0.2 million in the second quarter of 2013.

In 2012, the Company realized a gain of $0.7 million from the sale of one of its available for sale investments.

Finance items, for the year and fourth quarter of 2013 include borrowing costs of $14.9 million and $5.2 million, respectively ($3.0 million and $3.0 million in the same periods in 2012). The increase in finance expense reflects higher borrowing costs in 2013 due to an increase in long-term debt as the $35.0 million Standby Line was fully drawn in February 2013. In addition, there were no amounts capitalized on mining interests in the fourth quarter of 2013 once the Bell Creek Mill expansion was finalized.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements (in $’000s except for loss per share and number of shares issued and outstanding).

Year ended December 31,	2013	2012
Financial Results:
Revenue	$192,647	$133,012
Loss from mine operations	$(200,049)	$(220,666)
Loss from continuing operations	$(229,167)	$(246,389)
Loss from discontinued operations	$(4,302)	$(71,543)
Loss per share* - basic and diluted	$(0.56)	$(0.77)
Loss per share* from discontinued operations - basic and diluted	$(0.01)	$(0.17)

Financial Position: At December 31,
Cash and cash equivalents	$33,120	$48,715
Assets held for sale	$—	$2,432
Working capital	$18,683	$28,099
Mining interests	$531,585	$719,888
Total assets	$597,932	$823,015
Long term debt	$116,686	$100,334
Long term finance lease obligations	$6,150	$2,812
Environmental rehabilitation provision	$4,770	$5,257
Share capital	$1,017,262	$1,016,524
Equity portion of convertible debentures	$14,753	$14,753
Reserves	$31,388	$23,212
Deficit	$(632,235)	$(398,766)

Number of shares issued and outstanding (000s)	416,620	415,654

* Loss per share is calculated based on weighted average number of shares outstanding for the year

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Revenue	$65,814	$44,301	$39,675	$42,857
(Loss) earnings from mine operations	$(213,260)	$7,554	$1,797	$3,860
Finance expense, net	$(5,286)	$(3,495)	$(2,794)	$(3,101)
Loss from continuing and discontinued operations	$(225,693)	$(1,718)	$(5,446)	$(612)
Loss from discontinued operations	$—	$—	$(4,302)	$—
Net loss per share* basic and diluted
From continuing and discontinued operations	$(0.54)	$(0.00)	$(0.01)	$(0.00)
From discontinued operations	$0.00	$(0.00)	$(0.00)	$(0.00)

Fiscal quarter ended	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Revenue	$33,976	$33,734	$40,739	$24,563
Earnings (loss) from mine operations	$(227,694)	$2,573	$3,194	$1,261
Finance (expense) income, net	$(2,778)	$7	$16	$24
Loss from continuing and discontinued operations	$(302,226)	$(10,771)	$(1,982)	$(2,953)
Loss from discontinued operations	$(71,500)	$(3)	$(5)	$(35)
Net loss per share* - basic and diluted
From continuing and discontinued operations	$(0.73)	$(0.03)	$(0.00)	$(0.01)
From discontinued operations	$(0.17)	$(0.00)	$(0.00)	$(0.00)

* Net loss per share is calculated based on the weighted average number of shares outstanding for the quarter

The loss from mine operations in the fourth quarter of 2013 and 2012 includes an impairment charge related to the Timmins West Mine cash generating unit (“CGU”) of $225.0 million and $231.0 million, respectively. Excluding the impairment charge, earnings from mine operations in the fourth quarter of 2013 and 2012 totaled $11.7 million and $3.3 million, respectively. The increase in earnings from mine operations in the fourth quarter of 2013 compared to the previous quarters is due to higher gold sales and lower production costs, partially offset by lower gold price realized.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In 2013, the Company generated cash from continuing operating activities of $70.6 million or 136% higher than the $29.9 million generated in 2012. The increase in cash generated from continuing operations in 2013, compared to the same period in 2012, reflects higher cash earnings from mine operations, resulting from higher sales volumes and lower costs, which more than offset the impact of higher interest paid.

Impairment charge, changes in non-cash working capital items, depletion and depreciation, write down of investment in associates, share of loss of investments in associates, other income and expense, finance income and expense, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Receivables and prepaids at December 31, 2013 of $3.6 million are $4.1 million lower than the amount at December 31, 2012, with the decrease mainly due to lower sales tax receivable. Accounts payable and accrued liabilities of $21.6 million at December 31, 2013 are lower than the balance at December 31, 2012 ($33.9 million) partially reflecting the decrease in the Company’s investing activities and partially the timing of these activities.

Net cash used in investing activities of continuing operations (including changes in working capital related to capital investments) in 2013 of $99.7 million ($90.4 million after movements in working capital), decreased by $62.6 million from the same period in 2012 reflecting lower capital investments in 2013.

On June 14, 2012, the Company signed a credit agreement (the “Credit Agreement”) with Sprott, as agent for a group of lenders (“Sprott Lenders”), for a credit facility (the “Facility”) totaling up to $70.0 million, secured over the material assets of the Company. The Facility involved two components, a $35.0 million Gold Note payable in monthly installments from January 31, 2013 to May 31, 2015, and a Standby Line for an additional $35.0 million, maturing on January 1, 2015. The transaction closed on July 16, 2012, on which date the Company received the $35.0 million Gold Note.

The Gold Note is being repaid through 29 monthly cash payments based on 947 ounces of gold each month multiplied by the Bloomberg closing price on the date of payment.

On February 1, 2013, the Company drew down the Standby Line of $35.0 million and issued 0.9 million common shares of the Company to the Sprott Lenders (valued at $0.7 million), representing the 2% drawdown fee. The Standby Line which, when drawn, matured on January 1, 2015, bears annual interest of 9.75%, compounded monthly. Under the Credit Agreement, the Company can pay the Standby Line or portions of it at any time before the maturity date. The Company paid a 4% rollover fee on the outstanding principal at December 31, 2013 in cash.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company agreed to repay the Standby Line through 18 equal monthly payments of $1.7 million starting on June 30, 2015 with the final monthly payment due on November 30, 2016; previously, the Standby Line was due in full on January 1, 2015. The Modification Agreement provides for:

•                  $5.0 million principal payment on or before January 2, 2014 (paid in December 2013) and the payment of an accommodation fee of $0.4 million (paid upon closing);

•                  The Company’s right to prepay up to $10 million of the principal on the Standby Line without penalty between January 2, 2014 and December 31, 2014; the Company will incur prepayment penalties of 8% in 2014 for any prepayments over and above $10.0 million, and respectively 6% and 4% for any prepayments in 2015 and 2016;

•                  The addition of a 2% rollover fee on the outstanding principal of the Standby Line at December 31, 2014 with a provision for the fee to be reduced to 1% should the Company prepay more than $5.0 million during the period from January 2, 2014 to December 31, 2014;

•                  Increase of the minimum return on the Gold Loan to 7.5% (from 5% under the original agreement); the minimum return does not include any fees paid or payable to Sprott;

•                  Changes and modifications to the financial covenants as follows:

•       The removal of the total indebtedness to tangible net worth ratio covenant;

•       The removal of the reserve tail ratio covenant;

•      The addition of a minimum balance requirement for cash and cash equivalents of not less than $10.0 million at any time as part of the current ratio covenant.

On December 31, 2013, the Company entered into an agreement with Macquarie whereby the Company sold certain mobile equipment to Macquarie for $7.3 million and leased the equipment back for a period of 36 months. The lease liability is paid through 12 quarterly installments (with the last payment on October 1, 2016) and bears interest at 3.7%.

CONTRACTUAL OBLIGATIONS

The Company has various obligations, such as contractual obligations in respect of the various debts, office rent obligations, finance lease obligations and environmental rehabilitation obligations for the Bell Creek Mine and Mill and Timmins West Mine, as at December 31, 2013 as follows (in $’000s):

	Payments Due by Period
Contractual obligations	Total	Less than a year	1-3 years	4-5 years	after 5 years
Accounts payable and accrued liabilities	$21,619	$21,619	$—	$—	$—
Finance leases and other	$12,031	$3,871	$6,979	$943	$238
Environmental rehabilitation provision	$4,770	$—	$—	$—	$4,770
Long term debt - principal and interest payments	$192,712	$28,266	$54,477	$109,969	$—
	$231,132	$53,756	$61,456	$110,912	$5,008

The Company has certain contractual obligations with First Nation communities as provided in the Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation signed on February 17, 2011 and the Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan First Nation and Wahgoshig First Nation signed on March 10, 2009 (for the exploration and advanced exploration work on the Bell Creek Complex). The agreements establish a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the First Nation communities.

The Company is required to make yearly nominal cash payments (advanced royalty payments) to maintain its 100% interest on the Vogel property, and yearly nominal payments in 2010 to 2015 as required under the Schumacher agreement.

CAPITAL RESOURCES

The Company’s capital at December 31, 2013 and 2012 is as follows (in $’000):

As at December 31,	2013	2012
Share capital	$1,017,262	$1,016,524
Equity portion of convertible debentures	14,753	14,753
Reserves	31,388	23,212
Deficit	(632,235)	(398,766)
Long term debt	130,025	118,553
	$561,193	$774,276

The Company believes it has the financial resources available to finance its operations and capital activities on its operating mines and mill based on management’s expectations and assumptions, including in respect of gold prices, production levels and costs. The Company may pursue opportunities to strengthen its balance sheet and financial flexibility if and when required, and may raise additional capital through debt and/or equity markets or any combination as it progresses with its projects and properties.

The Facility with Sprott has certain financial covenants, which must be maintained on an ongoing basis. Non-compliance with the covenants could result in the Company having to pay the outstanding balance of the loan. Throughout 2013 and 2012, and as at December 31, 2013 and 2012, the Company was in compliance with all debt covenants.

The Company and its subsidiaries are not subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

As at March 18, 2014, there were 416,695,224 common shares of the Company issued and outstanding, 22,916,465 stock options outstanding exercisable into common shares of the Company at prices ranging between $0.41 per share and $4.13 per share.

OPTIONS OUTSTANDING AT MARCH 18, 2014:

Number of Options Outstanding	Exercise Price Range
11,855,715	$0.41-$0.99
2,145,000	$1.00-$1.99
569,750	$2.00-$2.99
6,555,000	$3.00-$3.99
1,791,000	$4.00-$4.13
22,916,465

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The Company has included in this MD&A the non-GAAP performance measures listed below. Lake Shore Gold reports cash operating costs per ounce and AISC per ounce on a sales basis.

Cash operating costs per gold ounce

Cash operating cost per ounce is a Non-GAAP measure. In the gold mining industry, cash operating cost per ounce is a common performance measure but does not have any standardized meaning. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs (refer below for details) by commercial gold ounces sold and the average Bank of Canada C$/US$ exchange rate.

The Company discloses cash operating cost per ounce as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating cost per ounce should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash operating costs

Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs.

All-in sustaining costs per ounce of gold

Effective in the second quarter 2013, the Company adopted an all-in sustaining cost (“AISC”) performance measure. The measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the AISC definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold and the average Bank of Canada CAD$/US$ exchange rate.

Cash earnings from mine operations

Cash earnings from operations are determined by deducting cash operating costs from revenues recognized in the period.  The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities.

The cash operating costs, cash operating costs per ounce and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Loss (Income) as follows (all dollar amounts, other than the per ounce, in 000’s):

	Quarter ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Production costs	$31,952	$19,816	$107,491	$80,037
Less share based payments	(227)	(157)	(530)	(742)
Cash operating costs	$31,725	$19,659	$106,961	$79,295
Share based payments in production costs	$227	$157	$530	$742
General and administrative	3,844	2,348	12,555	11,467
Rehabilitation - accretion and amortization (operating sites)	40	47	186	174
Mine on-site exploration and evaluation costs	1,270	1,033	4,834	5,229
Mine development expenditures	6,421	10,352	31,338	41,436
Sustaining capital expenditures	652	905	2,682	6,050
All-in sustaining costs	$44,179	$34,501	$159,086	$144,393
Commercial gold sales (ounces)	49,600	19,900	135,550	79,750
Cash operating cost per ounces of gold ($/ounce)	$640	$986	$789	$994
Cash operating cost per ounces of gold (US$/ounce)	$609	$990	$766	$996
All-in sustaining cost per ounce ($/ounce)	$891	$1,734	$1,174	$1,811
All-in sustaining cost per ounce (US$/ounce)	$849	$1,741	$1,139	$1,813

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Amendments to IFRS 7, Financial Instruments: Disclosures

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

The Company reviewed the amendments to IFRS 7 and determined that no additional disclosures currently required.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and Standing Interpretation Committee (“SIC”)-12, Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of the Company’s subsidiaries.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities — Non-Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. The Company determined that the standard did not have any impact on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company assessed its disclosures and concluded that the adoption of IFRS 12 did not result in any change in disclosures in the consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. The consolidated financial statements of the Company include additional disclosures in accordance with the requirements of IFRS 13.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to the presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In accordance with the requirements of Amendments to IAS 1, the Company separated the items of other comprehensive income that would be reclassified to profit and loss from those that would never be reclassified to profit and loss on the Statement of Other Comprehensive Income (Loss).

Amendments to IAS 16 — Property, Plant and Equipment

Paragraph 8 of IAS 16, Property, plant and equipment, was amended requiring entities to recognize items such as spare parts, stand-by equipment, and servicing equipment as property, plant and equipment when they meet the definition of property, plant and equipment; otherwise, such items are classified as inventory. The impact in 2013 on the Company was a reclassification of $0.4 million (2012 - $0.3 million) out of inventories and stockpiled ore into property, plant and equipment.

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. The amended standard does not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, Separate financial statements (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company determined that the amendments to IAS 27 did not have any impact on its consolidated financial statements.

Amendments to IAS 28 — Investments in Associates and Joint Ventures

These amendments carry forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. The Company determined that the amendments to IAS 28 did not have any impact on its consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. IFRIC 20 does not impact the Company’s consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 9, Financial Instruments

IFRS 9 was issued by the IASB in November 2009 and will replace IAS 39, “Financial instruments: recognition and measurement”. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. This standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

In December 2011, the IASB issued amendments to IFRS 9 that also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9 which was originally limited to companies that chose to apply IFRS 9 prior to 2012. Alternatively, additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. In November 2013, the IASB issued amendments to IFRS 9 deferring the mandatory effective date, of which has not yet been finalized; however early adoption is permitted. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

IAS 32, Financial instruments: presentation

IAS 32, Financial instruments: presentation was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

IAS 36, Impairment of assets

IAS 36, Impairment of assets, was amended by the IASB in May 2013.  The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognised or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

IAS 39, Financial instruments: recognition and measurement

IAS 39, Financial instruments: recognition and measurement, was amended by the IASB in June 2013. The amendments clarify that novation of a hedging derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The adoption of this standard is not expected to have an impact on the Company’s financial statements.

IFRIC 21, Levies

IFRIC 21, Levies was issued in May 2013 and is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation clarifies the obligating event that gives rise to a liability to pay a levy. IFRIC 21 is effective for periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of this interpretation on its financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2013 and 2012, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies, and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities is the Canadian dollar and Mexico pesos for the Company’s subsidiary in Mexico. The Company disposed of its Mexico entity on May 8, 2013.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2013 and 2012.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations and in the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, drilling or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such a review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the CGU definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m) of the consolidated financial statements. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

RELATED PARTY TRANSACTIONS

In 2012 the Company wrote-off a $0.2 million receivable from RT Minerals, a then related party by virtue of being an equity investee; there was no other receivable from RT Minerals at December 31, 2012. RT Minerals ceased being a related party in 2013 when the Company’s interest was diluted to 7%.

In 2012 the Company and RT Minerals spent $0.4 million toward the interest in a property adjacent to Timmins Deposit (the Company’s share $0.2 million).

FINANCIAL INSTRUMENTS RISKS EXPOSURE

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to receivables, which mainly consist of sales tax due from the Federal Government of Canada. The Company’s surplus cash at December 31, 2013, is invested in very liquid low risk accounts in A rated Canadian Banks. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments as disclosed in the “Contractual Obligations” section on this MD&A. All of the Company’s financial liabilities are subject to normal trade terms.

Market Risk

Interest rate risk

The Company is exposed to interest rate fluctuations related to interest earned on its cash on hand. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s excess cash at December 31, 2013, is invested in very liquid and low risk accounts in A rated Canadian Banks. The Company is exposed to short-term interest rates through the interest earned on cash balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $0.3 million in 2013 (2012 - $0.3 million).

Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices, which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company is also exposed to price risk with respect to its Gold Loan (note 19(a)), which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment.

The Company has not entered into any derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold producing countries throughout the world. A 10% change in gold prices would result in an approximately $19.5 million (2012 - $13 million) change in the Company’s net loss; the change in the net loss in 2013 includes a $0.3 million (2012 - $4.5 million) change in the mark to market value of gold loan derivatives.

Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests as well as earnings from its mine operations.

The Company is also exposed to foreign currency exchange risk with respect to the Gold Note, which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment (gold price is denominated in US$). A 10% change in the US$/CAD$ exchange rate would change the unrealized foreign exchange gain (loss) and net loss of the Company, assuming that all other variables remains constant, by approximately $0.3 million in 2013 (2012, $4.0 million).

OTHER RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: changes in the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; the inherent risk associated with project development and mineral exploration activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The success of the Company’s Timmins West Mine, Bell Creek Mine, and its other properties will be primarily dependent on the future price of gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Since March 31, 2013, gold prices have moved sharply lower.  Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower gold prices could result in the Company breaching one or more covenants in the future with regard to its outstanding credit facility with Sprott. The Company has held discussions with Sprott in regards to this risk.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2013.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”) has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. Based on this assessment, management concluded that, as of December 31, 2013, the Company’s internal control over financial reporting is operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2013, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins West Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; price assumptions for gold hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs has been to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every forty drill core samples submitted and, as of March 18, 2013, all underground drilling used this same frequency. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.

Underground drilling at the Timmins West and Bell Creek mines utilizes four different core sizes including; NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; BQTK which has a core diameter of 40.7mm; and BQ which has a core diameter of 36.4mm.  Most underground definition and delineation drilling is done with AQTK, BQTK or BQ with any underground exploration core with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK, BQ and AQTK sized core being whole core sampled and selected core from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for underground drill core has utilized four analytical laboratories.  All underground drill core is analyzed at either ALS Canada Ltd. (2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver), Activation Lab (1752 Riverside Drive, Timmins) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay, not used since May, 2013) and select drill core, test holes and production samples at Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. ALS Canada Ltd. is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms with requirements of CAN P—4E ISO/IEC 17025, and CAN—P—1579, not used since May, 2013). Activation Laboratories Ltd. in Timmins is ISO 9001 certified and follows their fully certified main Ancaster, Ontario Lab analytical procedures (working towards ISO

17025 CANP4E in early 2014).  Lake Shore Gold Corp’s Bell Creek mill laboratory is not ISO registered.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A has been reviewed and approved by Dan Gagnon, P.Geo., Senior Vice-President, Operations, and Natasha Vaz, P.Eng., Vice-President, Technical Services, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, drilling and all matters involving mine production geology contained in this MD&A or source material, was reviewed and approved by Eric Kallio, P.Geo., Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2013, its Annual Information Form for the year ended December 31, 2013, and its most recently filed Information Circular. These and other documents relating to the Company will be available on SEDAR at www.sedar.com.